

November 3, 2010

Mr. Jefferson Thachuk
Coronus Solar Inc.
1100-1200 West 73rd Avenue
Vancouver, British Columbia
Canada V6P 6G5

> **Re:** **Coronus Solar Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 28, 2010**
> **File No. 000-53697**

Dear Mr. Thachuk:

We have reviewed your correspondence submitted October 20, 2010 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

Item 1. Business, page 3

1. We note your response and proposed disclosure to comment 4 in our letter dated September 30, 2010. Please also quantify the value of the securities received by Mr. Burgert in connection with the reverse acquisition with Coronus Energy.

Industry, page 5

2. We note your proposed disclosure regarding the deal value and volume in 2001 and 2009 as reported by GlobalData. It is not clear to us why you have chosen to compare the numbers in 2009 to the numbers in 2001. Please either provide all the data between 2001 and 2009 or revise to more fully explain how comparing the

information in 2001 to 2009 adequately conveys the trends in the industry between 2001 and 2009.

Physical Plant, page 12

3. We note your response and proposed disclosure to comment 8 in our letter dated September 30, 2010. Given the importance of your estimates to understanding the viability of your business plan, please address the potential for variability within your Management's Discussion and Analysis of Financial Condition and Results of Operations section. In addition, please revise your Liquidity and Capital Resources discussion to reflect the $1 million estimated increase in the cost to develop your solar power plant.

Item 11. Executive Compensation, page 53

4. We note your response to comment 13 in our letter dated September 30, 2010. Please also revise your Potential Payments upon Termination or Change-in-Control section to account for the employment contracts of Messrs. Thachuk and Kopelman.

Item 12. Security Ownership of Certain Beneficial Owners…, page 56

5. We note your response to comment 15 in our letter dated September 30, 2010. In your response letter, please explain what you mean by "voluntary escrow."

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

CC: Conrad Lysiak, Esq.
Via facsimile: (509) 747-1770